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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

             [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

              EXCHANGE ACT OF 1934

               For the fiscal year ended November 30, 2000

OR

              [    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

              For the transition period from ___ to ___

             Commission File No. 1 - 6033

A.  United Air Lines, Inc.
        Flight Attendant Employees' 401(k) Retirement Savings Plan
        (Full title of the Plan)

        United Air Lines, Inc.
        (Employer sponsoring the Plan)

B.    UAL Corporation
       (Issuer of the shares held pursuant to the Plan)
       1200 Algonquin Road, Elk Grove Township, Illinois
       Mailing Address: P.O. Box 66100, Chicago, Illinois  60666
       (Address of principal executive offices)

 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS To the Board of Directors
of United Air Lines, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan as of November 30, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan as of November 30, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

  Chicago, Illinois

May 24, 2001

UNITED AIR LINES, INC.
FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(In Thousands)

                                                                                                                                                      November 30

	2000________	1999_______

ASSETS:
Plan Interest in United Airlines, Inc. 401 (k) Plans Master Trust	$1,104,141	$1,057,127

Receivables:
Participant Contributions	17	4

Total receivables	17	4

Total Assets	1,104,158	1,057,131

LIABILITIES:
Accrued Expenses	(10)	(10)

Total Liabilities	(10)	(10)

NET ASSETS AVAILABLE FOR PLAN
BENEFITS	$1,104,148	$1,057,121

The accompanying notes to financial statements are an integral part of these statements.

UNITED AIR LINES, INC.
FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(In Thousands)

                                                                                                                                                               Year Ended November 30

	2000_____	1999_____
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
Beginning of year	$1,057,121	$ 795,542

CONTRIBUTIONS	74,241	63,880

TRANSFERS TO OTHER PLANS (see note #2e)	159	40

PLAN INTEREST IN UNITED AIR LINES, INC. 401(k) PLANS MASTER TRUST INVESTMENT INCOME
Dividends	65,596	38,189
Interest	13,946	13,571
Net appreciation (depreciation)
in value of (see note #2c)	(84,760)	159,694

Total Investment Activity	(5,218)	211,454

BENEFIT PAYMENTS TO PLAN PARTICIPANTS	(22,041)	(13,611)

FEES	(114)	(184)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,104,148	$1,057,121

The accompanying notes to financial statements are an integral part of these statements.

UNITED AIR LINES, INC.
FLIGHT ATTENDANT EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF THE PLAN

This description is for general information purposes only. Participants should refer to their summary plan description for detailed benefit information.

   a.      General and Plan Participants

The United Air Lines, Inc. Flight Attendant Employees' 401 (k) Retirement Savings Plan ("Plan") covers all employees of United classified as flight attendants and who are represented by the Association of Flight Attendants. Employees are eligible to become participants on their date of hire. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.                               b.      Contributions and Vesting Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered earnings, up to 25% of each paycheck, subject to a maximum of $10,000 in 1999 and $10,500 in 2000. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. Participants are immediately vested in their salary deferral contributions. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 25% of annual taxable earnings or $30,000.

Participants may elect to invest in one or a combination of the investment funds described in note (1)(d). Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

Contributions include $815,857 and $1,019,479 for 2000 and 1999, respectively, which were transferred from other qualified plans as rollovers under Internal Revenue Code Sections 402(c) and 408(d).

                            c.        Trustee and Record keeper Fidelity Management Trust Company ("Fidelity") is the Plan Trustee and Fidelity Institutional Retirement Services Company is the record keeper of the Plan.

d.        Investment Options

Fidelity provides each participant with fifteen investment options: Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager: Growth; Fidelity Asset Manager: Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds).

The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The fund may also include other high quality, income-oriented investments. The contracts held by the Blended Income Fund are fully benefit responsive, and accordingly, have been included in the financial statements at contract value.  The fair values of the investment contracts at November 30, 2000 and 1999 were $60,031 and $54,146 (in thousands), respectively. The average yield for the years ending November 30, 2000 and 1999 was approximately 6.22%. The crediting interest rates as of November 30, 2000 and 1999 were approximately 6.12% and 5.9%, respectively. At November 30, 2000 and 1999, the contract value of the investment contracts approximated the fair value.

The Master Trust's investments are stated at fair value except for the Blended Income Fund.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at the net asset value of shares held by the Trust at year end.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

                               e.       Withdrawals Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested, and existing balances:
  Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan.

Withdrawals of balances attributable to the United Air Lines, Inc. Flight Attendant Employees' Savings Plan or "the Prior Plan" are normally made in the form of a single life annuity, if the participant is unmarried, or a 50% contingent annuity with the spouse as the contingent annuitant, if the participant is married. Spousal consent is required if the participant elects to take a distribution in the form of a lump sum payment, periodic distributions, or other forms of annuities. Withdrawals of balances from the 401(k) account may be made in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity other than a life annuity. Spousal consent is not required for distribution of 401(k) balances. Participants who have terminated employment are able to defer the distribution of balances attributable to "the Prior Plan" and the 401(k) account until April 1 of the next calendar year after reaching age 70-1/2.

Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of Internal Revenue Code 401(a)(9).

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence who maintain an employer-employee relationship with United Air Lines, Inc. are permitted as follows in lump sum form only:

- Discretionary withdrawals of post-tax contributions and earnings
- Hardship withdrawals from 401(k) account, subject to restrictions described in the Plan
- After reaching age 59-1/2, subject to certain requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn
- Upon reaching age 70-1/2, minimum distributions required under Internal Revenue Code 401(a)(9)
   must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2. Effective January 1, 1997, active participants that have reached age 70-1/2 may choose to defer distribution.

If a participant's account has never exceeded $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant's account. Distributions from UAL Stock Fund, may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash. Certain restrictions on withdrawals may apply for participants domiciled in, or residents of, non-U.S. locations.

                                f.      Plan Termination Provisions Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan. 2.         SIGNIFICANT ACCOUNTING POLICIES

                                a.    Basis of Accounting

The financial statements are presented on the accrual basis.

                    b.   Investments

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3              (SOP 99-3), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other
            Disclosure Matters."  SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999.  The Plan adopted SOP 99-3 during the Plan year ending November
             30, 2000.  Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 financial statements.
  The Plan owns an undivided interest in the United Air Lines, Inc. 401(k) Plans Master Trust which is comprised of various investments funds discussed in Note 1.  Assets of United Air Lines, Inc. 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management & Salaried Employees' 401(k) Retirement Savings Plan, Ground Employees' 401(k) Retirement Savings Plan, and the Flight Attendant Employees' 401(k) Retirement Savings Plan.                                       (in thousands)                        ____________2000___________        _____________1999_____________
	Amount	Percent	Amount	Percent
Management and Salaried Employees'
401(k) Retirement Savings Plan	$1,230,357	39.08%	$1,232,830	39.21%
Ground Employees'
401(k) Retirement Savings Plan	813,420	25.84%	853,902	27.16%
Flight Attendant Employees'
401(k) Retirement Savings Plan	1,104,141	35.08%	1,057,127	33.63%
	$3,147,918	100.00%	$3,143,859	100.00%

                    The following table presents the fair value of investments for the Master Trust:

                                                                                                                                                              November 30
                                                                                                                                                                   (In Thousands)

	2000_______	1999______

Magellan Fund	$ 269,537	$ 282,960
Equity-Income Fund	89,217	99,837
Growth Company Fund	837,304	710,115
Government Securities Fund	10,926	9,269
OTC Portfolio	211,771	186,979
Overseas Fund	130,517	141,072
Balanced Fund	168,344	174,726
Asset Manager	33,985	29,186
Asset Manager: Growth	49,487	49,740
Asset Manager: Income	5,826	6,193
Retirement Money Market Portfolio	66,151	45,871
U.S. Bond Index Portfolio	14,442	12,130
U.S. EQ Index Portfolio	535,926	632,630
Stated Return Fund	127,412	131,518
Blended Income Fund	453,201	448,994
UAL Stock Fund	85,661	126,115
Participant Loan Fund	58,211	56,524

TOTAL INVESTMENTS	$ 3,147,918	$ 3,143,859
         c.  Net Appreciation (Depreciation) in Value of Investments
Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

During 2000 and 1999 ,the Master Trust appreciated (depreciated) in value (in thousands) by ($241,568) and
$459,377, respectively, as follows:

                                                                                                                                                                          November 30
                                                                                                                                                                       (In Thousands)
	2000_____	1999_____
Magellan Fund	$ (26,988)	$ 34,310
Equity-Income Fund	(7,814)	3,284
Growth Company Fund	(18,256)	224,804
Government Securities Fund	283	(851)
OTC Portfolio	(76,496)	52,273
Overseas Fund	(22,593)	30,991
Balanced Fund	(1,822)	(7,351)
Asset Manager	(504)	(1,868)
Asset Manager: Growth	(3,747)	(462)
Asset Manager: Income	(189)	(184)
Retirement Money Market Portfolio	-	(79)
U.S. Bond Index Portfolio	259	(828)
U.S. EQ Index Portfolio	(20,959)	112,063
Stated Return Fund	-	2
UAL Stock Fund	(62,742)	13,273

	$ (241,568)	$ 459,377
      d.      Plan Expenses
Administrative expenses, which are paid by the Plan,  represent administrative and investment manager fees charged by Fidelity, accountant fees, record keeping fees charged by Fidelity Institutional Retirement Services Co. and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.                                e.     Transfers between Plans Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan.                                f.      Participant Loans Effective April 1, 1998, participants may borrow up to fifty percent of their account balance, not to exceed $50,000. The minimum that may be borrowed is $1,000.  Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund.  The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (9.5% as of December 31, 2000).  The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment.  Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty.  Participants are able to take out another loan after twelve months from the date the old loan is retired.  Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution.  Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default.  An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.

    g.     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     h.    Payment of Benefits

            Benefits are recorded when paid.

 3.         TAX STATUS The Internal Revenue Service has determined and informed the Company by letter dated August 23, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. 4.         NEW ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value.  SFAS No. 133 has been amended by SFAS No. 137 and SFAS No. 138.  The Plan is required to adopt SFAS No. 133, as amended, on December 1, 2000.  The Plan administrator has not yet quantified the impacts of adopting SFAS No. 133, as amended, on the Plan's financial statements. Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                United Airlines, Inc.
                                                                                                                                 Flight Attendant Employees'
                                                                                                401(k) Retirement Savings Plan

                                                                                                                                  By   /s/ Frederic F. Brace
Dated May 24, 2001                                                                                                            Frederic F. Brace

                                                                                                                                        Frederic F. Brace
                                                                                                                                        Member, United Air
                                                                                                                                        Lines, Inc. Pension
                                                                                                                                        and Welfare Plans
                                                                                                                                        Administration Committee

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